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                                              Filed by Circuit City Stores, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                      Subject Company: Circuit City Stores, Inc.
                                                   Commission File No. 001-05767


                CIRCUIT CITY STORES, INC. REPORTS FOURTH QUARTER
                ------------------------------------------------
                   AND FISCAL YEAR 2002 SALES FOR THE COMPANY,
                   -------------------------------------------
                   THE CIRCUIT CITY GROUP AND THE CARMAX GROUP
                   -------------------------------------------

Richmond, Va., March 6, 2002 - Circuit City Stores, Inc. today reported sales for the fourth quarter and the fiscal year ended February 28, 2002, for the company, the Circuit City Group (NYSE:CC) and the CarMax Group (NYSE:KMX) and reiterated its earnings expectations for both Groups.

Circuit City Stores, Inc.

For the fourth quarter ended February 28, 2002, total sales for Circuit City Stores, Inc. increased 9 percent to $4.17 billion from $3.82 billion in the fourth quarter of the prior year. For the fiscal year ended February 28, 2002, total sales for Circuit City Stores, Inc. declined 1 percent to $12.79 billion from $12.96 billion in the prior fiscal year.

Circuit City Group

Circuit City Group Sales: For the fourth quarter ended February 28, 2002, total sales for the Circuit City Group increased 7 percent to $3.39 billion from $3.18 billion in the fourth quarter of the prior year. Comparable store sales increased 6 percent for the quarter.

For the fiscal year ended February 28, 2002, total sales for the Circuit City Group declined 8 percent to $9.59 billion from $10.46 billion in the prior year. Comparable store sales declined 10 percent. Excluding the major appliance category, from which the company completed its exit in early November 2000, comparable store sales declined 4 percent.

"As previously announced, after a strong December performance, sales in January and February ran lower than originally anticipated," said W. Alan McCollough, chairman and chief executive officer of Circuit City Stores, Inc. "The comparable store sales pace in the last two months of

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Circuit City Stores, Inc.
Page 2 of 6

the quarter reflected inventory shortages in select areas as we emerged from the holiday season, as well as the expected seasonal shift in product category volumes. Although we continued to see increases in store traffic versus the prior year, comparable store sales increases for January and February combined were in the low single digits. While inventory shortages and limited selections plagued some product categories after December, we were pleased to see strong sales trends continue in focus categories such as big-screen televisions, digital satellite systems and wireless phones, as well as in expanded categories, including video game hardware, software and accessories; DVD software and digital cameras."

The percent of merchandise sales represented by each major product category for the fourth quarter and the fiscal year was as follows:

                             Three Months Ended          Fiscal Year Ended
                                February 28                 February 28
                        -------------------------   ---------------------------

                             2002         2001         2002         2001
                             ----         ----         ----         ----
Video                        40%          38%           39%           35%
Audio                        15           17            15            16
Information Technology       32           35            34            35
Entertainment                13           10            12             7
Appliances                   --           --            --             7
                        -------------------------   ---------------------------
Total                       100%         100%          100%          100%
                        -------------------------   ---------------------------


Store Openings: During the quarter, Circuit City opened one Superstore in West Palm Beach, Fla. For the full year, Circuit City opened a total of 11 Superstores and relocated eight Superstores.

Circuit City Group Fourth Quarter and Fiscal Year 2002 Earnings Expectations:
"We plan to release fourth quarter and fiscal year 2002 earnings on April 2," said McCollough. "We remain comfortable with our recent guidance for the fourth quarter and fiscal year 2002 earnings. We still expect the Circuit City business to contribute 68 cents per share to 71 cents per share to the Circuit City Group's fourth quarter earnings, before additional lease termination costs of 3 cents per share related to the fiscal 2001 exit from the appliance business."

The company confirmed today that it expects CarMax to contribute approximately 6 cents to the Circuit City Group's fourth quarter earnings per share. This contribution, combined with the contribution from the Circuit City business, including the lease termination costs, would result in fourth quarter earnings per share of 71 cents to 74 cents for the Circuit City Group.

The company expects the Circuit City business to contribute 62 cents to 65 cents to fiscal year 2002 Circuit City Group earnings per share before the additional lease termination costs and before the contribution from CarMax. Including the 3 cents per share of additional lease termination costs and an anticipated contribution from CarMax of approximately 31 cents per

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Circuit City Stores, Inc.
Page 3 of 6

share, the company expects fiscal year 2002 earnings per Circuit City Group share of 90 cents to 93 cents.


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Circuit City Stores, Inc.
Page 4 of 6

CarMax Group

CarMax Group Sales: Total sales for the CarMax Group rose 22 percent for the quarter ended February 28, 2002, to $779.3 million from $640.0 million in the same period last year. Comparable store dollar sales rose 23 percent, and comparable store unit sales rose 22 percent. Comparable store used-vehicle dollar sales rose 25 percent, and comparable store used-vehicle unit sales rose 23 percent. Comparable store new-vehicle dollar sales rose 12 percent, and comparable store new-vehicle unit sales rose 11 percent.

For the fiscal year ended February 28, 2002, total sales for the CarMax Group rose 28 percent to $3.20 billion from $2.50 billion in the prior year. Comparable store dollar sales rose 28 percent, and comparable store unit sales rose 23 percent. Comparable store used-vehicle dollar sales rose 30 percent, and comparable store used-vehicle unit sales rose 24 percent. Comparable store new-vehicle dollar sales rose 24 percent, and comparable store new-vehicle unit sales rose 21 percent.

"Our fourth quarter sales increase reflects a continuation of the strong used-car unit sales growth we experienced through the first nine months of the fiscal year," said W. Austin Ligon, president of CarMax. "New-car unit growth and used-car unit growth received an above-trend boost in December from customers drawn into the market by the new-car manufacturers' zero-percent financing incentives. Once manufacturers largely replaced zero-percent financing with more conventional incentives in early January, our customer-preferred approach to automobile retailing continued to drive used-car unit sales growth for the January and February period in line with the 20 percent level we saw in the first half of the year. Although new-car unit sales declined in January roughly in line with the industry decline, comparable store new-car unit sales grew modestly in February."

Percent Vehicle Sales by Category

                                                  Three Months                            Fiscal Year
                                             Ended February 28                       Ended February 28
                                     ---------------------------------       ---------------------------------

                                                2002             2001                    2002             2001
                                                ----             ----                    ----             ----
Vehicle Dollars:
     Used Vehicles                               85%              82%                     82%              81%
     New Vehicles                                15%              18%                     18%              19%
                                     --------------------------------        ---------------------------------
Total                                           100%             100%                    100%             100%
                                     --------------------------------        ---------------------------------

Vehicle Units:
     Used Vehicles                               89%              88%                     87%              87%
     New Vehicles                                11%              12%                     13%              13%
                                     --------------------------------        ----------------- ---------------
Total                                           100%             100%                    100%             100%
                                     --------------------------------        ----------------- ---------------

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Circuit City Stores, Inc.
Page 5 of 6

Comparable Store Sales Growth

                                     FY02                                             FY01
                    ----------------------------------------      --------------------------------------------
                       1Q      2Q     3Q       4Q     FY02           1Q        2Q        3Q       4Q     FY01
                       --      --     --       --     ----           --        --        --       --     ----
Vehicle Dollars:
  Used Vehicles       28%     30%     36%      25%      30%          13%      18%      15 %      28%      19%
  New Vehicles        23%     14%     51%      12%      24%          24%      17%      (4)%       4%       9%
  Total               27%     27%     38%      23%      28%          14%      18%      11 %      23%      17%

Vehicle Units:
  Used Vehicles       20%     22%     29%      23%      24%           8%      13%      11 %      19%      13%
  New Vehicles        19%     12%     46%      11%      21%          23%      16%      (3)%       3%       9%
  Total               20%     21%     31%      22%      23%          10%      13%       9 %      17%      12%

Average Retails
---------------

                                    FY02                                            FY01
                 -------------------------------------------   ----------------------------------------------
                    1Q       2Q      3Q       4Q      FY02          1Q        2Q        3Q       4Q       FY01
                    --       --      --       --      ----          --        --        --       --       ----
Used Vehicles    $15,100  $15,300  $15,100  $15,000  $15,100     $14,200   $14,400   $14,400  $14,700   $14,400
New Vehicles     $23,200  $22,800  $23,500  $23,100  $23,100     $22,500   $22,400   $22,700  $23,100   $22,600
Blended
Average          $16,200  $16,300  $16,300  $15,800  $16,200     $15,300   $15,500   $15,400  $15,700   $15,500


Store Openings: CarMax opened two superstores at the end of the fourth quarter, the first stores opened as part of the resumption of geographic growth detailed in the expansion plan CarMax announced on March 26, 2001. On February 25, 2002, CarMax opened a satellite superstore in Merrillville, Ind., in the greater Chicago market. On February 26, CarMax entered the mid-sized market of Greensboro, N.C., with a standard-sized superstore.

Fourth Quarter and Fiscal Year 2002 Earnings Expectations: "We now expect fourth quarter net earnings per CarMax Group share of approximately 17 cents, the top end of the range we had estimated when we increased the fourth quarter earnings expectation on February 6, 2002," said Ligon. "Our comparable store used-car unit sales growth continues to generate substantial leverage for fixed expenses and corporate overhead, and we have continued to benefit from a lower cost of funds, which has increased the yield spreads for our finance operation. We also were fortunate to experience no major negative effect on sales from winter weather conditions during the fourth quarter." Earnings per share reported for the CarMax Group in the fourth quarter of the prior fiscal year were 7 cents.

"For the fiscal year, we expect earnings per CarMax Group share of approximately 82 cents compared with the prior year's earnings per share of 43 cents," Ligon said. "We plan to announce our sales, earnings and new-store opening expectations for the new fiscal year, fiscal 2003, when the company releases fourth quarter and year-end earnings on April 2, 2002."

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Circuit City Stores, Inc.
Page 6 of 6



CarMax Split-Off

On February 22, 2002, Circuit City Stores, Inc. (NYSE:CC,KMX) announced that its board of directors has authorized management to initiate a process that would separate its CarMax auto superstore business from the Circuit City consumer electronics business through a tax-free split-off in which CarMax, Inc., presently a wholly owned subsidiary of Circuit City Stores, Inc., would become a separate publicly traded company.

About Circuit City Stores, Inc.

Circuit City is a leading national retailer of brand-name consumer electronics, personal computers and entertainment software. CarMax is the nation's leading retailer of used cars. With headquarters in Richmond, Va., Circuit City Stores, Inc. operates 604 Circuit City Superstores and 20 mall-based Circuit City Express stores, giving it more locations in more markets than any other consumer electronics specialty retailer. The company operates 40 CarMax retail units in 38 locations, including 35 used-car superstores. CarMax operates 18 new-car franchises, 15 of which are integrated or co-located with its used-car superstores. For more information, access the company's Web sites at www.CircuitCity.com and www.CarMax.com.

This release contains forward-looking statements, which are subject to risks and uncertainties. Additional discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations is contained in the company's SEC filings.

                                      # # #


Contact: Ann Collier, Vice President of Financial and Public Relations, (804) 527-4058
            Celeste Gunter, Director of Circuit City Investor Relations, (804) 418-8237
            Dandy Barrett, Director of CarMax Investor Relations, (804)935-4591